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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33629

ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Address: 590 Madison Avenue, 35th Floor, New York, New York 10022

Telephone Number: (212) 409-2434

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1. Units, each consisting of one share of Common Stock, $.0001 par value, and one Warrant

2. Shares of Common Stock included as part of the Units

3. Warrants included as part of the Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[x]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:             1

Pursuant to the requirements of the Securities Exchange Act of 1934, ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP. has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	August 5, 2009	By:	/s/ Harvey M. Yellen
Name: Harvey M. Yellen Title: President and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.